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                                                       EXHIBIT 20


FOR IMMEDIATE RELEASE

                             Contact:
                                          Tom Higgins
                                          (818) 302-2255


                EDISON HITS ALTERNATE PROPOSED
                DECISION FOR 1995 GENERAL RATE CASE

   ROSEMEAD, Calif., Nov. 21, 1995 -- Southern California Edison today reacted strongly to an alternate proposed decision on its 1995 General Rate Case issued by California Public Utilities Commission (CPUC) President Daniel Fessler. The alternate proposed decision would substantially change, in a way adverse to Edison, a settlement negotiated with the CPUC's Division of Ratepayer Advocates (DRA) last November.

   "We made difficult and substantial concessions in our negotiations with the CPUC's consumer advocate staff," said Bryson. "We entered into negotiations with the strong encouragement of the CPUC, and reached the agreement only after weeks of intense negotiation. To take that proposed settlement now and selectively alter key elements, in each case against Edison's interests, undermines the basic principles upon which negotiated settlements depend."

   According to Edison, the proposed alternate decision also undermines basic tenets of the Memorandum of Understanding recently entered into by Edison, customer representatives and independent power producers. The MOU proposes a course for the restructuring of the electric utility industry, including the treatment of San Onofre, the nuclear facility operated by Edison.

   "In the coming days, we will make every effort to persuade the commission it should support the general rate case settlement previously negotiated," Bryson said.

   Compared to the settlement, the proposed alternate decision would reduce operating revenues to the company by approximately $120 million in 1996, including reduced operating and maintenance funds and a reduced rate of return on San Onofre. The alternate order is a proposal and may be accepted, rejected or modified by the commission. Comments on the proposed decision are due by Nov. 29, and a final CPUC decision is currently anticipated on Dec. 6.

                             --SCE--